Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-        ) pertaining to the Parkway, Inc. and Parkway Operating Partnership LP 2016 Omnibus Equity Incentive Plan of our report dated June 30, 2016, with respect to the combined financial statements and schedule of Parkway Houston for the years ended December 31, 2015, 2014 and 2013, of our report dated June 30, 2016, with respect to the balance sheet of Parkway, Inc. as of June 29, 2016 and of our report dated October 3, 2013, with respect to the combined statement of revenues and certain expenses of Houston Portfolio for the year ended December 31, 2012, all included in Parkway, Inc.’s Form 10, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana

October 7, 2016